(AIG Letterhead)
February 24, 2011
VIA EDGAR CORRESPONDENCE
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 4720
Washington, D.C. 20549

Re:	American International Group, Inc. Form 8-K Filed February 9, 2011 File No. 001-8787
Dear Mr. Rosenberg:
          We are in receipt of your letter dated February 14, 2011 with respect to American International Group, Inc.’s (“AIG”) Current Report on Form 8-K filed on February 9, 2011 (“Form 8-K”). This letter sets forth AIG’s responses to the Staff’s comments contained in your letter.
          AIG acknowledges that the adequacy and accuracy of the disclosure in the Form 8-K is the responsibility of AIG, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Form 8-K and that Staff comments may not be asserted by AIG as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.
          We have repeated your comments below to facilitate your review.
Item 8.01
1.	For the $4.1 billion charge that you expect to record in the fourth quarter of 2010, please provide us the following:
•	An analysis supporting why this change in estimate is appropriately recorded in the fourth quarter of 2010. Your analysis should address both why this amount is required under GAAP to present fairly your loss reserves at December 31, 2010 and why recognition in earlier periods was not required. We would expect this analysis to go into more detail than the disclosures, including those suggested in comment two below, that you intend to make in your December 31, 2010 Form 10-K.

•	A robust chronology of the events encompassing your annual comprehensive loss reserve review leading to your determination to record the $4.1 billion charge.

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*   *   *   *    *
An analysis supporting why this change in estimate is appropriately recorded in the fourth quarter of 2010. Your analysis should address both why this amount is required under GAAP to present fairly your loss reserves at December 31, 2010 and why recognition in earlier periods was not required. We would expect this analysis to go into more detail than the disclosures, including those suggested in comment two below, that you intend to make in your December 31, 2010 Form 10-K.
AIG Response
Background
AIG estimates its loss reserves using a continuous and thorough review process that occurs throughout the year and culminates in a comprehensive loss reserve review performed in connection with the preparation of AIG’s year-end consolidated financial statements. The comprehensive loss reserve review establishes the baseline for AIG’s expectation of loss emergence for future periods. At each quarter end, AIG compares its actual claims experience with its baseline expectation of loss emergence and evaluates whether observed trends or events indicate that changes in carried reserves and the expectation of future losses should be made. The comprehensive loss reserve review uses actual claims data experienced since the previous year’s comprehensive review to forecast expected loss experience for both short-tail (generally one to three years) and long-tail (which can extend beyond 40 years) classes of business.
In general, prior-year development recorded in the first quarter of the year, because it closely follows the completion of the comprehensive loss reserve review, tends to be attributable to short-tail classes or significant unexpected events. For long-tail classes, prior-year development recorded in the first three quarters of the year tends to be primarily attributable to developed differences between actual claims experience and the baseline expectations for those quarters.
More significant changes in reserves for long-tail classes largely depend on both the existence and analysis of trends in the data. Because of the nature of these long-tail classes of business, claims may not be received until several years after the loss event giving rise to the claim and the claims may extend for years or even decades. As a result, AIG would not expect to see significant credible trends develop in the relatively short time period after the completion of the comprehensive loss reserve review. However, if events or trends are observable or have intensified, AIG would respond to those events or trends appropriately. The more significant changes in the reserves for long-tail lines generally are made during the more in-depth comprehensive loss reserve review in which the full year’s experience can be observed, analyzed and addressed by management to determine whether the experience represents an anomaly in the data or a credible trend for which prior year development should be recorded.
The following table summarizes, by quarter for 2010, the amount and timing of AIG’s loss development in total and by major class of coverage that contributed to the $4.2 billion 2010 fourth quarter reserve strengthening for the Chartis property and casualty insurance operations:

Summary of General Insurance Undiscounted Prior-Year Development Reported During 2010

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	Favorable/(Unfavorable)
	in millions
						Construction
			Primary			and	National
	Total		(Specialty)	Excess		Commercial	Accounts —
	General	Excess	Workers’	Workers’		Risk	Loss
	Insurance	Casualty	Compensation	Compensation	Asbestos	Management	Sensitive	All Other
1Q10	$244	$—	$(15)	$—	$—	$(19)	$—	$278
2Q10	(95)	—	(38)	—	(35)	(23)	—	1
3Q10	(361)	(70)	(43)	—	(175)	(67)	—	(6)
4Q10	(4,638)	(1,013)	(421)	(825)	(1,265)	(420)	(400)	(294)
The undiscounted prior-year development reported during the fourth quarter of 2010 represents approximately seven percent of AIG’s total general insurance net liability for unpaid claims and claims adjustment expense of $63.7 billion reported at September 30, 2010. These classes, each of which is long-tailed, are among the hundreds of classes of business written by AIG. These classes represented approximately 6.7 percent of the net premiums written by Chartis for the year ended December 31, 2010.
As discussed below, in response to the loss or claims development in 2010, AIG initiated timely actions to analyze the causes of the unfavorable loss or claims development, which culminated in the comprehensive loss reserve review completed in January 2011 in connection with the preparation of AIG’s 2010 consolidated financial statements. When appropriate, AIG recognized loss or claims development in connection with its quarterly reviews.
The 2010 comprehensive review included members of AIG’s claims division, business unit actuaries, corporate actuarial function, and the finance and internal audit departments. AIG’s internal resources were supplemented with additional perspectives from third-party actuaries. These teams assessed the reasons for the unfavorable loss development by analyzing claims experience and new data and considering emerging industry trends, including loss characteristics and the recent trends in legal settlement activity. When appropriate, AIG updated and calibrated its loss models. Following this comprehensive review, AIG determined that the loss reserve strengthening in the fourth quarter was both necessary and appropriate.
AIG believes that the net $4.2 billion 2010 fourth quarter reserve strengthening represents a change in estimate reflecting new loss development information and analyses that necessarily are based on trends established over several quarters and take considerable time to analyze thoroughly. AIG believes the 2010 fourth quarter reserve strengthening is not indicative of an error in previously-issued financial statements. AIG believes this conclusion is consistent with the accounting literature, which defines both an estimate and an error (see Attachment). AIG believes that the reserve strengthening is necessary to present fairly, in all material respects, its loss reserves in accordance with U.S. generally accepted accounting principles (“GAAP”) at December 31, 2010 for the reasons discussed below.
Discussion
The fourth quarter 2010 loss reserve strengthening reflects adverse development on prior accident years in classes with long reporting tails. Four classes—excess casualty, primary (specialty) workers’ compensation, excess workers’ compensation, and asbestos—comprise approximately 80 percent of the total charge, of which over 50 percent related to accident years 2000 and prior. Excluding the asbestos class, approximately 50 percent of the total reserve strengthening charge related to accident years 2006 through 2009.

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AIG tends to participate in the excess classes of insurance, and the high-severity/low-frequency nature of these classes makes it more challenging for AIG to estimate reserves than for insurers writing coverage in the primary or lower excess layers. For excess casualty, primary (specialty) workers’ compensation and excess workers’ compensation, AIG has previously disclosed the long-tail nature of these classes as well as quantitative sensitivity analysis under reasonably likely deviations from the estimated reserves in its 2009 Annual Report on Form 10-K. In each of these classes the fourth quarter 2010 reserve charges are within these disclosed sensitivities of possible deviations from prior estimates. In the case of asbestos, AIG has included historical qualitative disclosure regarding the uncertainty to which these exposures are subject.
Additional discussion of the fourth quarter 2010 reserve strengthening by class of insurance is provided below.
Excess Casualty—$1.0 billion
AIG increased its estimate for its year-end 2009 loss reserve for excess casualty liabilities by more than $1 billion, primarily relating to accident years 2006 and prior. The majority of the 2009 charge resulted from management’s decision to place greater reliance on the experience of the five most recent calendar years, resulting in significantly higher loss development factor assumptions for the year-end 2009 loss reserve review.
Even with these higher loss development factors, during the fourth quarter of 2010, loss emergence across all accident years for excess casualty was approximately $115 million worse than expected and was concentrated in accident years 2007 and 2008. The concentration of such losses in more recent accident years resulted in much higher loss estimates at year-end 2010 because the experience is extrapolated not only for these years, but to all years through the application of the loss development factors. The higher than expected loss emergence in the last half of 2010, particularly in the fourth quarter, led management to select higher loss development factors than those selected in 2009 because greater weight was placed on the adverse development in the recent calendar years (i.e., the three most recent calendar years). In these low frequency/high severity classes of business, AIG applied significant judgment to select an appropriate averaging period for loss development that is long enough to be statistically credible while recognizing changing trends in a sufficiently responsive manner. AIG also considered recent trends in large products liability verdicts in the United States given the impact of the recession and the impact of anti-corporate sentiment in the mind of the general public, as well as the high attachment points at which this business is written.
In determining the appropriate reserve estimate, in addition to the adverse claim emergence during late 2010, management considered the continued exposure to latent product liability claim emergence for this long tail class and the continued uncertainty of the expected loss ratios during the soft market conditions that prevailed in recent accident years. At December 31, 2010, the calculation of AIG’s loss development factor assumptions was based on giving much greater weight to the latest three calendar years of loss development experience. This change from basing the loss development factor assumptions on the last five years provides still greater recognition of the recent calendar-year experience than the assumptions used in the 2009 loss reserve review, and in management’s judgment was warranted based on the developing trends described above. Approximately $80 million of the reserve strengthening in the fourth quarter of 2010 pertained to accident year 2009, whereas approximately $200 million was attributable to accident year 2008, $340 million to accident year 2007, $195 million to accident year 2006, $100 million

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to accident years 1999 and prior, and approximately $95 million in the aggregate to accident years 2000 through 2005.
During the first half of 2010, loss emergence for excess casualty was consistent with AIG’s expectations following the year-end 2009 decision to place greater reliance on the experience of the five most recent calendar years. In the third quarter, however, actual experience was worse than AIG’s projected loss estimates and AIG reported approximately $70 million of adverse development for excess casualty losses using then-existing loss development averaging methods. While AIG recognized this loss in the third quarter, AIG concluded that, at September 30, the actual experience in that quarter was not indicative of a loss trend and that it did not have sufficient credible data to increase loss reserves beyond $70 million.
Excess Workers’ Compensation—$825 million before discount
During 2009, AIG increased its excess workers’ compensation reserves by approximately $925 million. The increased loss development assumptions were based on an actuarial study performed by AIG in response to the emergence of losses from accident years 2002 and prior. This study analyzed the development patterns emanating from the AIG claims staff projections of expected ultimate cost for each open claim.
This class of business has an extremely long tail and is one of the most challenging classes of business to reserve for because it is highly sensitive to small changes in assumptions—in the rate of medical inflation or the longevity of injured workers, for example—which can have a significant effect on the ultimate reserve estimate. Furthermore, claims estimates for this line are highly sensitive to:
•	The assumed future rate of inflation and other economic conditions in the United States;

•	Changes in the legal, regulatory, judicial and social environment;

•	The expected impact of recently enacted health care reform on workers’ compensation costs;

•	Underlying policy pricing, terms and conditions;

•	Claims settlement trends that can materially alter the mix and ultimate cost of claims;

•	Changes in claims reporting practices of insureds and third-party administrators;

•	The cost of new and additional treatment specialties, such as “pain management”;

•	Changes in injured worker longevity; and

•	Territorial experience differences (across states and within regions in a state).
With the passage of the Affordable Care Act in March 2010, management concluded that there is increased vulnerability to the risk of further cost-shifting to the excess workers’ compensation class of business in particular. Settlement efforts can also be affected by changes to evaluation protocols implemented by the Centers for Medicare & Medicaid Services in 2009, which are expected to result in future prescription drug costs being borne by workers’ compensation insurers to a significantly greater

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degree than in the past and thus likely to lead to further deteriorating trends for the excess workers’ compensation class of business.
In addition, approximately 20 percent of the reported claims emanate from excess of loss reinsurance contracts provided by Chartis to other third-party insurers in accident years 2002 and prior. These reinsurance contracts generally include the so-called “follow the fortunes clause” whereby claims management is performed by the ceding insurers and the outcomes of these efforts are binding on Chartis as the reinsurer. Chartis has virtually no ability to affect the outcomes of these claims.
Moreover, underwriting actions in recent years have led to a significant increase in insured retention levels, which reduce the frequency of moderate-severity losses but extend the time period of first report of claim, causing further unpredictability in loss development patterns.
During the fourth quarter of 2010, AIG conducted its comprehensive loss reserve analysis using a variety of actuarial techniques to project future loss development for this very long-tail class. As part of this analysis, AIG compared and contrasted the traditional techniques that have been used for this class with an alternative approach that focuses more explicitly on projecting the effect of future calendar year trends, placing less weight on prior-period loss development ratios due to the increased evidence of changes to the claims environment. To this end, AIG engaged an additional third-party actuary (the “Additional Actuary”) that uses such alternative approaches to supplement the extensive analysis performed by AIG as it conducted its comprehensive loss review of its year-end loss reserves. The Additional Actuary provided an additional perspective for the excess workers’ compensation class by using a method that management considered to be particularly suited to the excess workers’ compensation class, given its long-tail nature. These various actuarial analyses all indicated a substantial increase in loss estimates from the prior-year level. AIG responded to this increased loss indication by evaluating a range of loss development scenarios including developing the tail factors that extrapolate the claims projections as far as 40 years into the future. Due to the extremely long-tail nature of this class, the impact of the selected change in loss development assumptions affected many accident years and led to an overall strengthening of approximately $825 million, before discount. Approximately $430 million of the reserve strengthening in the fourth quarter of 2010 pertained to accident years 1999 and prior, with an additional $160 million attributable to accident year 2000, $140 million to accident year 2001, $80 million to accident year 2002, and only approximately $10 million attributable to 2003 and subsequent years.
Earlier in 2010 AIG had observed a gradual deterioration in the indications from its claim projections compared to the expectations established after the 2009 increase in excess workers’ compensation reserves. AIG did not immediately change its estimates for the observed gradual deterioration in the projected claim indications for this long-tail class because AIG’s initial analyses of the cause of the deterioration in claims projections did not yield conclusive evidence about a long-term change in trend. As a consequence, although AIG continued to assess the drivers of the deterioration in claims throughout the first three quarters, AIG concluded that there was not yet sufficient credible evidence of further development to support recognition of loss reserves beyond those amounts recorded at the time.
Primary (Specialty) Workers’ Compensation—$421 million before discount
During 2010, losses for accident years 2007 through 2009 continued to emerge at higher levels than anticipated by the expected loss ratios originally established for these accident years. A total of $96 million of adverse loss development was recorded for specialty workers’ compensation in the first three quarters of 2010, consisting of $15 million, $38 million and $43 million in the first through third quarters,

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respectively. Significant improvements in claims handling, which had the effect of accelerating claims recognition (without increasing overall loss costs), were believed to be the cause of the earlier emergence of claims during this period. However, the adverse loss emergence during 2010, including in the fourth quarter, led AIG to conclude that the worsening experience was attributable to a credible upward trend in the emergence of losses, rather than claims handling. Reasons for the worsening experience include the persistently high rates of unemployment observed in 2010, which diminish the opportunities of employers to offer “light duty” return-to-work mitigation, and evidence of pain management strategies. In addition, a projected shift in losses over time from indemnity to medical claims, which AIG has observed in California and expects to experience in other markets, is expected to result in worsening claims experience. AIG’s conclusion that the worsening experience necessitated a strengthening of the reserves was confirmed by the independent third-party actuarial review during the fourth quarter of 2010. Approximately 75 percent of the year-end 2010 reserve strengthening for this business pertained to accident years 2007 through 2009.
Asbestos—$1.3 billion before discount
In the fourth quarter of 2010, AIG completed its analysis of new information including newly reported claims for both previously known and unknown claimants, recent settlement discussions, the outcome of claims audits and other exposure and coverage information, as well as the results of the third-party actuary’s review of asbestos exposures. The results of this analysis, in combination with this new information and AIG’s more in-depth comprehensive fourth quarter loss reserve review was confirmatory of development observed in the second and third quarters of 2010 and provided management with sufficient information to conclude that it was appropriate to recognize the approximately $1.3 billion strengthening of reserves in the fourth quarter of 2010. The details of this in-depth review, the information analyzed and the third-party actuary’s observations are described in more detail below.
In the second quarter of 2010, AIG recognized approximately $35 million of adverse development on asbestos exposures and initiated a review to identify the causes of the adverse development. Based on this review, which was conducted during the third quarter of 2010, management updated its analysis of certain insureds with settlement agreements and coverage-in-place agreements (agreements that provide for a pre-negotiated payment amount and pattern in the event actual losses emerge) and determined it was necessary to record an increase in the aggregate reserves of approximately $175 million, as of September 30, 2010, reflecting management’s best estimate of the required reserve increase at the time. At September 30, 2010, management concluded that the adverse development in the second and third quarters of 2010, leading to the increases in those quarters, was possibly indicative of worsening trends, but was not an adequate basis upon which to increase reserves beyond the amount recorded as of that date.
Detailed Asbestos Analysis
In the fourth quarter of 2010, management conducted its more in-depth comprehensive loss-reserve review with the assistance of its third-party actuary. The more in-depth study to determine the appropriate loss reserve estimate for its asbestos exposures includes a series of top-down and ground-up reserve analyses. To ensure it has the most comprehensive analysis possible, AIG engages an independent third-party actuarial firm to assist in assessing these exposures. The third-party actuarial firm’s ground-up study uses a proprietary model to calculate the loss exposure on an insured-by-insured basis. Management believes that the accuracy of the reserve estimate is greatly enhanced through the combination of the

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third-party actuarial firm’s industry modeling techniques and industry knowledge and management’s specific account-level experience.
In developing its initial model for AIG in 2005, the third-party actuary reviewed a considerable amount of account, policy and claim information and collaborated closely with management. The third-party actuary has used this base model, updated for necessary assumption changes and new industry data, and AIG’s asbestos claims development when performing its reserve studies for AIG every year since 2005.
AIG has identified approximately 800 existing accounts with asbestos-related exposure. Most of those accounts represent multiple underlying individual policies and hundreds of claims. In addition, at this point, there are likely policyholders facing claims who have not yet reported them to AIG, and who may not even be aware they have policy coverage. Policies also may not have been identified by AIG as being exposed to asbestos claims. Commencing in 1985, standard (occurrence-based) commercial general liability policies, which are the policies most likely to respond to asbestos claims, have contained an absolute exclusion for pollution-related damage, and an absolute asbestos exclusion was also implemented.
Due to the significant amount of individual claims and related data for each account, elements of the account-specific data are sampled and analyzed in the reserve modeling. Additionally, the high degree of uncertainty in the estimation process for asbestos reserves reduces the benefit of attempting to develop reserves only on account-specific data. Therefore, generally consistent with industry practice, a ground-up model for asbestos reserves is based on standard industry assumptions combined with key relevant AIG account-specific data. Each year, AIG refines and calibrates this asbestos model with more account-specific data, when appropriate, and with information gained from actual claims history and industry experience. It is accepted practice in the insurance industry to make model refinements from a sample of accounts.
As part of the 2010 study, AIG gathered a list of insureds with new asbestos exposures along with the insureds’ policy limits, and information on any closed asbestos claims during the year. AIG initiated additional extensive audits of claimants to assist in compiling, confirming and analyzing coverage information for industry-wide distribution of insurance coverage by carrier for certain exposed insureds. As a result of these efforts, AIG was able to provide more extensive policy and claims data, including settlement agreements, policy details, account narratives and other claims data on a significant number of accounts with asbestos exposure for this review. The third-party actuary used the detailed information to refine its model to consider the AIG-specific experience in addition to reflecting general industry trends. In addition, based on this data, AIG reassessed its assumptions about its ability to negotiate favorable settlement terms and increased its expected average cost per claim.
Management reviews the reserve estimates produced by the third-party actuary each year as an element of its overall evaluation and applies the appropriate amount of management judgment in making adjustments to the AIG asbestos reserves when considered necessary.
Key observations from AIG’s third-party actuary that were factors in informing the base-case reserve strengthening included:
•	An analysis was performed on policy-specific information including, for instance, policy limits, layers of coverage, ground-up attachment points, and self-insured retentions/deductibles. This policyholder-specific data provided the third-party actuary with an ability to refine its models to

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produce more account-specific reserves and reduce the amount of standard-model assumptions (i.e., industry assumptions). This new information allowed the third-party actuary to consider certain policies for which assumed losses would not be allocated evenly across years (i.e., pro rata) as assumed under the standard model.

•	Through the third-party actuary’s review of the policy data as provided by AIG, the third-party actuary identified specific additional policies with no claim activity to date and included them in its modeling for certain accounts. These additional policies provided the actuary with the ability to replace its standard assumptions used in the pure incurred but not reported (“IBNR”) calculation, with actual identified policies.

•	During the fourth quarter of 2010, AIG and the third-party actuary increased the estimate of reserves in recognition of general industry litigation trends attempting to expand asbestos coverage theories.

•	With the assistance of the third-party actuary, AIG periodically reviews its assumptions and modeling parameters used in its reserving estimates to calibrate the model to arrive at the most accurate estimate of AIG’s experience. This regular calibration is a necessary step in ensuring that AIG’s loss reserve estimate considers all relevant information and produces as accurate an estimate as possible. During its 2010 loss reserve review, the third-party actuary recommended, and AIG agreed, that such changes be made to certain assumptions and model parameters.
Risk Management
Construction and Commercial Risk Management—$420 million
The construction and commercial risk management businesses consist of a combination of primary workers’ compensation, general liability and commercial automobile coverages. The experience in the primary (specialty) workers’ compensation class discussed above that led to a fourth quarter change in estimate also significantly affected these classes. Adverse loss development of $109 million was recognized for the construction and commercial risk management businesses during the first nine months of 2010. Although significant improvements in claims handling were believed to be a cause of the earlier emergence of claims during this period, as with primary (specialty) workers’ compensation, the adverse loss emergence during 2010, including in the fourth quarter, led AIG to conclude that the worsening experience now represented a credible trend. AIG’s conclusion that the worsening experience with respect to the construction risk management business necessitated a strengthening of the reserves was confirmed by the third-party actuarial review during the fourth quarter of 2010. Construction risk management represented approximately $250 million of the fourth quarter increase in estimated loss reserves.
The commercial risk management business was not included in the third-party actuarial review during 2010; however, primary workers’ compensation is the predominant coverage written by the business and drove the fourth quarter adverse development of $170 million.
National Accounts- loss sensitive portfolio—$400 million
Loss-sensitive business refers to policies whose premiums vary with the level of losses incurred; such premiums are referred to by AIG as loss-cost premiums. In 2009 and prior years, the method for establishing loss reserve balances was to match loss-cost premiums for this class against paid losses, consistent with the underlying loss-sensitive contracts. In 2010, system enhancements allowed for a more granular view of data and transactions, leading to the use of alternative reserving methods. These

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alternative methods led to the decision to increase estimated loss reserves by approximately $400 million in the fourth quarter of 2010.
In particular, prior to the fourth quarter of 2010, AIG’s reserve estimates for this class of business were based on information summarized in bulk form or at the overall account level, which was the best information available at the time. Following the implementation of the system enhancements and after analysis of the more detailed loss data at the contract or policy level resulting from such enhancements, management was able to use the more granular information to determine its loss estimates. This fourth quarter 2010 change in estimate followed the completion of a series of projects aimed at analyzing and interpreting the more detailed loss data resulting from continuous enhancements to the loss reserving process.
A robust chronology of the events encompassing your annual comprehensive loss reserve review leading to your determination to record the $4.1 billion charge.
AIG Response
Process Summary
The process for determining the expected ultimate loss ratios and related loss reserves for each class of insurance is based on a variety of factors. These include, but are not limited to, prior accident-year and policy-year loss ratios, rate changes, changes in coverage, reinsurance or mix of business and actual and anticipated changes in external factors affecting results, such as loss-cost trend factors and the evolving legal and claims environment. The loss ratios and related loss reserve for each class of insurance reflects input from actuarial, underwriting, and claims staff and is intended to represent management’s best estimate of the loss ratio and related loss reserves.
Timely loss reserve reviews are conducted in connection with the preparation of quarterly financial statements and a comprehensive loss reserve review is conducted in connection with the preparation of AIG’s year-end consolidated financial statements. The comprehensive review is conducted for each class of insurance for each subsidiary, and thus consists of hundreds of individual analyses. Collectively, these reviews, including the third-party actuarial reviews, took more than three months to complete. Because it is not practical for AIG to conduct such an extensive review each quarter, the quarterly procedures are usually less extensive in scope unless there is an indication that a particular assumption should be updated or that an estimate should be revised. The quarterly loss reserve review includes a comparison of actual claims experience to expected results and other detailed analysis, including consideration of whether credible trends have developed or if a particular event or events have occurred, and such quarterly analysis differs depending on the class of business. Each quarter this review considers and concludes as to whether or not it is appropriate to recognize a change in estimate, taking into consideration the loss characteristics for these long-tail lines in accordance with GAAP. Also, at the close of each quarter, the assumptions underlying the ultimate loss ratios are reviewed to determine whether the ultimate loss ratios and related loss reserves remain appropriate.
The reserve analysis for each class of insurance is performed by actuarial personnel who are most familiar with that class of insurance. In completing these detailed actuarial reserve analyses, the actuaries work closely with claims and underwriting personnel and make numerous assumptions, including the selection of loss-development and loss-cost trend factors which, by their nature, can be highly subjective and require significant management judgment, and therefore are disclosed as a critical accounting estimate by

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AIG. The actuaries must also determine the most appropriate actuarial methods to employ for each insurance class. Additionally, they must determine the appropriate segmentation of data from which the adequacy of the reserves can be most accurately estimated. Importantly, management and the actuaries must make assessments about variances from expected emergence (the baseline) and determine whether, in their judgment, such variances represent timing differences (in which case no adjustments to reserves may be required), reported-period anomalies (in which case the observed variance is recognized through income in the current period), or whether the variance represents a change in the overall expectations for future emergence (potentially resulting in significant reserve adjustments.)
Comprehensive Loss Review Chronology
In the fourth quarter of 2009, AIG recorded a $2.3 billion charge, net of reinsurance, following the completion of its comprehensive loss reserve review. A summary of the reserve charge is presented below:

Summary of 2009 Reserve Charge
Excess Casualty	$1,100 million
Excess Workers’ Compensation	925 million
Asbestos	85 million
All Other Lines	170 million
Total	$2,280 million
Upon completion of the 2009 comprehensive loss reserve review, AIG established an expectation of how the reserves would develop during 2010 and future periods. On a quarterly basis during 2010, AIG performed a series of analyses that compared actual claims experience with expectations and evaluated the extent to which changes in the balance of carried reserves would be required under GAAP. As a result of this quarterly process, AIG reported the levels of prior-year development throughout 2010 presented in the table on page three of this letter.
During the third quarter of 2010, AIG engaged its third-party actuary to assist in its comprehensive loss reserve review. In early January 2011, AIG’s internal actuaries completed their preliminary assessment of loss reserves, and on January 17, 2011, the third-party actuary provided a preliminary summary of its results. During the last two weeks of January, the preliminary results of the third-party actuary’s loss-reserve review as well as the preliminary results of the Additional Actuary in respect of the excess workers’ compensation class of business were analyzed by management. The quarterly meeting of the AIG Reserve Committee was held on January 31, 2011.
The AIG Reserve Committee is responsible for reviewing the recommendations of AIG’s internal actuaries and the results of the third-party actuarial firm’s findings and making the final loss reserve recommendations to AIG senior management. The Reserve Committee’s membership includes the following:

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AIG Corporate Member	Chartis Subsidiary Member
Chief Actuary[1]	Chief Actuary
Chief Risk Officer	Chief Risk Officer
CFO	CFO
Controller	Chief Claims Officer
Internal Audit (observer)	Chief Underwriting Officer
CEO
U.S. CEO
International CEO
Following the review of the internal actuarial analysis, a presentation of the findings of the third-party actuary, the Reserve Committee members deliberated and considered all available information and determined to accept the recommendations of the Corporate Chief Actuary, which resulted in management’s recommendation to record the net $4.2 billion charge. Management’s recommendation was reviewed with the Audit and Finance and Risk Management Committees of the AIG Board of Directors on February 8, 2011 and AIG’s Form 8-K summarizing this reserve charge was filed on February 9, 2011.
2.	In the press release included as exhibit 99.1 of your filing, you refer to reserve strengthening occurring in four classes of business. In preparing your disclosures in Management’s Discussion and Analysis of your Form 10-K for the year ended December 31, 2010, please confirm to us that your disclosures will address the following with respect to the $4.1 billion 2010 fourth quarter charge by class of business:
a.	Identify and describe in reasonable specificity the nature and extent of a) new events that occurred or b) additional experience/information obtained in the fourth quarter that led to the change in estimates in the fourth quarter of 2010. Ensure your explanation clarifies the timing of the change in estimate such as why recognition occurred in the period that it did and why recognition in earlier periods was not required.

b.	If applicable, describe management’s policy for adjusting the liability for unpaid claims and claim adjustment expenses to an amount that is different than the amount determined by actuaries.
1.	Describe the method used by management to determine the adjustment and the extent to which it relies on objective versus subjective determinations. Such adjustments may include, but not be limited to, an incremental provision, a reduction in the liability, or a reversal of a previously recorded adjustment.
The AIG Reserve Committee provides management’s final recommendation for adjusting the liability for unpaid claims and claim adjustment expenses.
Prior to convening the Reserve Committee each quarter, the Chartis Chief Actuary leads the actuarial team in a comprehensive review of the liability for unpaid claims and claim adjustment expenses. The

[1]	Position formally established on January 21, 2011 and filled by an AIG employee who is a Fellow of The Institute of Actuaries of Australia and a Member of the American Academy of Actuaries.

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Corporate Chief Actuary reviews the conclusions of the Chartis Chief Actuary and performs additional actuarial analysis to develop recommendations for consideration by the Reserve Committee. Before the recommendations are formally shared with the Reserve Committee, the preliminary results of the Corporate Chief Actuary are reviewed with various Committee members to ensure that an active exchange of information and views has occurred.
For the year ended December 31, 2010, the final recommendations of the Corporate Chief Actuary were presented to the Reserve Committee on January 31, 2010 and accepted without management adjustment.
2.	When such adjustments or reversals are made, include MD&A disclosure that identifies the amount of the adjustment or reversal, the method used by management to determine it, and the specific underlying reasons that explain why management believes the adjustment or reversal is necessary.
c.	Disclose the nature of the individual components (e.g. type of business, year of business written etc.) of each class of business. To the extent that a class of business includes a component whose change in estimate is significant, please address the disclosures in a. and b. above by individual component in addition to class of business.
AIG Response
AIG confirms that the disclosures in its Management’s Discussion and Analysis included in its Annual Report on Form 10-K for the year ended December 31, 2010 will contain disclosures consistent with the response to your first question.
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     If you have any questions or require any additional information, please do not hesitate to contact me at (212) 770-5123.
Very truly yours,
/s/ Kathleen E. Shannon
Kathleen E. Shannon
Senior Vice President and Deputy General Counsel

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Relevant Accounting Literature
Accounting Standards Codification (“ASC”) Topic 944, Financial Services—Insurance, states that:
Topic 944-40-30-1. The liability for unpaid claims shall be based on the estimated ultimate cost of settling the claims (including the effects of inflation and other societal and economic factors), using past experience adjusted for current trends, and any other factors that would modify past experience.
Topic 944-40-35-1. Changes in estimates of claim costs resulting from the continuous review process and differences between estimates and payments for claims shall be recognized in income of the period in which the estimates are changed or payments are made.
ASC Topic 250-10-20, Accounting Changes and Error Corrections—Glossary, states that an error in previously issued financial statements results from:
. . . mathematical mistakes, mistakes in the application of generally accepted accounting principles (GAAP), or oversight or misuse of facts that existed at the time the financial statements were prepared.
ASC Topic 250-10-20 defines a change in the accounting estimate as:
A change that has the effect of adjusting the carrying amount of an existing asset or liability or altering the subsequent accounting for existing or future assets or liabilities. A change in accounting estimate is a necessary consequence of the assessment, in conjunction with the periodic presentation of financial statements, of the present status and expected future benefits and obligations associated with assets and liabilities. Changes in accounting estimates result from new information. Examples of items for which estimates are necessary are uncollectible receivables, inventory obsolescence, service lives and salvage values of depreciable assets, and warranty obligations.